Exhibit 99.4

NICE to Showcase Powerful New NICE Inform Call Playback Integration
within APCO 9-1-1 Adviser at APCO 2016

NICE Public Safety experts will also lead three Professional Development Sessions on the APCO
Conference program

Paramus, New Jersey, August 11, 2016 – NICE (NASDAQ: NICE) today announced that it is integrating the NICE Inform solution with APCO 9-1-1 Adviser to streamline the process of reviewing and evaluating 9-1-1 telecommunicator interactions with the public. NICE and Smart Horizons, the developers of APCO 9-1-1 Adviser, will highlight the integrated solution during APCO 2016 in a joint educational session. APCO 2016 takes place August 14-17 at the Orange County Convention Center in Orlando, Florida.

Using the integrated solution, quality assurance evaluators will be able to conveniently search for, retrieve and playback call audio recordings captured in NICE Inform directly within the 9-1-1 Adviser case review interface. This will cut case review time in half because the entire process of listening to and evaluating calls can be done through one user interface, without having to go back and forth between two systems. 9-1-1 Adviser also works with the VPI Empower 911 solution in a similar manner.

9-1-1 Adviser is a criteria-based software application that uses APCO’s nationally recognized protocol to guide call handling, prioritize the response level of a call and provide pre-arrival instructions to the caller. The solution also includes tools to evaluate Telecommunicators’ adherence to this same criteria. The industry-leading digital evidence management solution, NICE Inform records, manages and synchronizes multi-channel interactions between citizens, telecommunicators and first responders, to provide a complete, true record of incidents.

Additional NICE activities at APCO 2016 include:

Professional Development sessions led by NICE:

APCO 9-1-1 Adviser Quality Assurance Innovations and Best Practices, August 16, 1:30-2:30pm
Patrick Botz (Director of Engagement, NICE Public Safety, and author of 'The High Performing PSAP: Best Practices for NG9-1-1 Recording and Quality Assurance') joins Smart Horizons’ Nikia Anderson and Clifton Smith to discuss QA/QI best practices and the latest APCO 9-1-1 Adviser software integration and enhancements.

Unlocking Hidden Insights in Your Incident Data, August 14, 1:30-2:30pm
 NICE Public Safety General Manager John Rennie teams up with Betty Wafer (9-1-1 Call Center Manager, Dallas Police Department) and Scott MacDonald (Vice President of Product Management, TriTech Software Systems) to explain how audio analytics, voice recordings and CAD can unlock hidden insights to improve quality, compliance, and investigations.

Top 10 NG9-1-1 Recording and Quality Assurance Best Practices, August 14, 9:30-10:30am and 2:40-3:40pm
Patrick Botz, Director of Customer Engagement, NICE Public Safety, will review highlights of the APCO NENA Quality Assurance and Improvement (QA/QI) standard and reveal 10 best practices that will put your PSAPs’ Quality Assurance programs in the fast lane, while improving your evaluators’ efficiency and effectiveness.

NICE and Airbus DS Communications live demos: NICE is teaming up with Airbus DS Communications to offer live demos of our integrated solutions for NG9-1-1 call handling and incident reconstruction in booth #1353. APCO 2016 attendees are also invited to a special Innovation Theatre presentation, ‘Streamlining Next Generation Now,’ on August 16, 10:30am in booth #1353.

Briefings on the latest NICE Inform enhancements: Learn about NICE’s advanced audio analytics and support for leading NG9-1-1 call handling and text-to-911 applications in NICE booth #1553.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
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